                                   FORM U-3A-2

                                                                File No. 69-248

                        SECURITIES & EXCHANGE COMMISSION
                                Washington, D.C.

                 Statement by Holding Company Claiming Exemption
                  Under Rule U-3A-2 from the Provisions of the
                   Public Utility Holding Company Act of 1935

SOUTHWESTERN ENERGY COMPANY hereby files with the Securities & Exchange Commission, pursuant to Rule U-3A-2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption, the following information is submitted:

     1. Southwestern Energy Company, an Arkansas corporation, is located at 1083 Sain Street, Fayetteville, Arkansas (P.O. Box 1408, Fayetteville, Arkansas 72702-1408). Southwestern Energy Company is a holding company with seven wholly owned subsidiaries. The wholly owned subsidiaries of the holding company are Arkansas Western Gas Company, a gas utility; SEECO, Inc., an Arkansas based gas exploration and production company; Southwestern Energy Production Company (formerly Arkansas Western Production Company), an oil and gas exploration and production company with offices in Texas and Arkansas; Diamond "M" Production Company, a Texas based oil and gas exploration and production company; Southwestern Energy Services Company, an Oklahoma based gas marketing company; Southwestern Energy Pipeline Company, a corporation that owns a minority interest in the NOARK Pipeline System Limited Partnership (NOARK), which indirectly owns an interstate natural gas pipeline in Arkansas and Oklahoma; and A. W. Realty Company, an Arkansas real estate company which holds real estate interests. Arkansas Gas Gathering Company is a wholly owned subsidiary of SEECO, Inc., and is currently inactive.

         The main location of Arkansas Western Gas Company is 1001 Sain Street, Fayetteville, Arkansas 72701. SEECO, Inc., Arkansas Gas Gathering Company, and A. W. Realty Company, occupy the same location as that of Claimant. The main location of Southwestern Energy Production Company and Diamond "M" Production Company is 2350 North Sam Houston Parkway East, Suite 300, Houston, Texas 77032. The main location of Southwestern Energy Services Company and Southwestern Energy Pipeline Company is 2200 Mid-Continent Tower, 401 South Boston, Tulsa, Oklahoma 74103.

         All of the Claimant's subsidiaries, with the exception of Diamond "M" Production Company, are Arkansas corporations with Southwestern Energy Production Company being authorized to do business in Oklahoma, Texas, Colorado, Wyoming, Louisiana, North Dakota, South Dakota, Kansas, New Mexico, Mississippi and Nebraska. SEECO, Inc., has authority to operate only in Arkansas. Arkansas Western Gas Company is also authorized to do business in Missouri, although it has sold all of its Missouri operations effective May 31, 2000, and Southwestern Energy Pipeline Company is also authorized to do business in Oklahoma. Southwestern Energy Services Company is also authorized to do business in Oklahoma, Louisiana and Texas. Diamond "M" Production Company is a Delaware corporation authorized to do business in Texas.

     2. Claimant, Southwestern Energy Company, is the parent company and owns beneficially and of record 100% of the issued and outstanding shares of stock of its seven subsidiaries.

         Arkansas Western Gas Company (AWG), Claimant's only public utility subsidiary, operates 5,062 miles of pipeline. This system includes, in Arkansas, a gathering and storage system with 386 miles of pipeline, 984 miles of transmission pipeline and 3,692 miles of distribution pipeline.

         AWG's northwest Arkansas gas utility system gathers its gas supply in Arkansas from the Arkoma Basin where it also provides distribution service to communities in that area, including the towns of Ozark and Clarksville. AWG's transmission and distribution lines extend north and supply communities in the northwest part of the state, including the towns of Fayetteville, Springdale and Rogers. AWG's service area also extends to the east to the Harrison and Mountain Home areas. This eastern section of the AWG system receives a portion of its gas supply from a lateral line off of the Ozark Pipeline System. Through its division, Associated Natural Gas Company (Associated), AWG provides distribution of natural gas to communities in northeast Arkansas. Major communities served in northeast Arkansas include Blytheville, Piggott and Osceola. The Associated distribution system also served the "bootheel" area in southeast Missouri prior to the sale of its Missouri assets on May 31, 2000, including the communities of Sikeston, New Madrid and Caruthersville, and extended north to the Jackson area. In addition, prior to May 31, 2000, Associated provided service to Butler, Missouri, near the state's western border, and Kirksville, Missouri, near the state's northern border, through connections off of interstate pipelines in those areas. The Company previously served approximately 48,000 customers in Missouri.

     3. Arkansas Western Gas Company made gas sales for the 12 months ended December 31, 2000, as follows:

         (a)  Natural gas distributed at retail:

                              Average
         Utility Sales       Consumers           Mcf              Sales
         -------------       ---------           ---              -----
         Residential          134,099        10,947,779       $  79,441,092
         Commercial            18,371         7,627,412          47,003,749
         Industrial               257         3,488,270          18,149,834
                              -------        ----------       -------------

              Total           152,727        22,063,461       $ 144,594,675
                             ========        ==========       =============

         (b) The public utility subsidiary distributed 2,740,694 Mcf of natural gas for revenues of $16,302,494 to retail customers in the state of Missouri.

         (c) The public utility subsidiary distributed 224,483 Mcf of natural gas for revenues of $1,003,631 to industrial customers in the state if Missouri.

         (d) The public utility subsidiary purchased outside the state of Arkansas 7,100,274 Mcf of natural gas costing $26,604,108 and utilized the services of interstate pipelines to deliver the gas to its service territory or to storage facilities pending later delivery.

     4. The Claimant holds no direct or indirect interest in an EWG or a foreign utility company.

                                    EXHIBIT A

Consolidating Statements of Income and Surplus along with Consolidating Balance Sheets for the year ended December 31, 2000.

                                    EXHIBIT B

Financial Data Schedule for the year ended December 31, 2000.

                                    EXHIBIT C

The Claimant holds no direct or indirect interest in an EWG or a foreign utility company.

The above named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2001.

                                                SOUTHWESTERN ENERGY COMPANY



                                                By:   /s/ GREG D. KERLEY
                                                ----------------------------
                                                       Greg D. Kerley
                                                   Executive Vice President
                                                 and Chief Financial Officer

ATTEST:



   /s/ GEORGE A. TAAFFE
--------------------------
     George A. Taaffe
     Secretary




Notices and correspondence concerning this statement should be addressed to:
     Greg D. Kerley, Executive Vice President and Chief Financial Officer Southwestern Energy Company
     P.O. Box 1408
     Fayetteville, Arkansas 72702-1408

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2000
(in thousands)

                                                                                 Southwestern  Diamond                Southwestern
                                       Southwestern  Arkansas                    Energy        "M"          A.W.      Energy
                                       Energy        Western Gas                 Production    Production   Realty    Pipeline
                                       Company       Company       SEECO, Inc.   Company       Company      Company   Company
                                       ------------  -----------   -----------   ------------  ---------    --------  ------------
Operating Revenues:
    Gas sales                          $         -   $  144,595    $   54,560    $    36,316   $    147     $     -   $         -
    Gas marketing                                -            -             -              -          -           -             -
    Oil sales                                    -            -             -         12,445      3,093           -             -
    Gas transportation                           -        4,901             -              -          -           -             -
    Other                                        -        1,739         4,359              -          -         448             -
                                       ------------  -----------   -----------   ------------  ---------    --------  ------------
                                                 -      151,235        58,919         48,761      3,240         448             -
                                       ------------  -----------   -----------   ------------  ---------    --------  ------------

Operating Costs and Expenses:
    Gas purchases - utility                      -       93,992             -              -          -           -             -
    Gas purchases - marketing                    -            -             -              -          -           -             -
    Operating and general                        -       33,128         7,891         15,240      2,448         341            50
    Unusual items                                -            -       111,288              -          -           -             -
    Depreciation, depletion and
      amortization                               -        6,625        12,947         25,173        928          90            (3)
    Taxes, other than income                     -        2,834           119          5,307        164          27             2
                                       ------------  -----------   -----------   ------------  ---------    --------  ------------
                                                 -      136,579       132,245         45,720      3,540         458            49
                                       ------------  -----------   -----------   ------------  ---------    --------  ------------
        Operating Income (Loss)                  -       14,656       (73,326)         3,041       (300)        (10)          (49)
                                       ------------  -----------   -----------   ------------  ---------    --------  ------------

Interest Expense:
    Interest on long-term debt              24,089            -             -              -          -           -             -
    Intercompany interest                   (7,915)       4,185         2,563            410        (35)         68           738
    Other interest charges                   1,111          441             4              2          -           -             -
    Interest capitalized                         -          (18)         (337)        (2,092)         -           -             -
                                       ------------  -----------   -----------   ------------  ---------    --------  ------------
                                            17,285        4,608         2,230         (1,680)       (35)         68           738
                                       ------------  -----------   -----------   ------------  ---------    --------  ------------

Other Income (Expense)                      14,850        2,599          (342)            32          -         685        (1,767)
                                       ------------  -----------   -----------   ------------  ---------    --------  ------------

Income (Loss) before Provision (Benefit)
    for Income Taxes                        (2,435)      12,647       (75,898)         4,753       (265)        607        (2,554)

Provision (Benefit) for Income Taxes        (6,587)       4,869       (22,420)        (5,242)        62         203          (702)
                                       ------------  -----------   -----------   ------------  ---------    --------  ------------

Extraordinary Loss due to early
    Retirement of L-T Debt
    (Net of Tax)                                 -            -             -           (862)         -         (29)            -

        Net Income (Loss)              $     4,152   $    7,778    $  (53,478)   $     9,133   $   (327)    $   375   $    (1,852)
                                       ============  ===========   ===========   ============  =========    ========  ============



SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2000
(in thousands)
                                       Southwestern
                                       Energy
                                       Services
                                       Company         Eliminations      Consolidated
                                       ------------    ------------      ------------
Operating Revenues:
    Gas sales                          $         -     $   (35,349)(b)   $   200,269
    Gas marketing                          207,748         (70,514)(b)       137,234
    Oil sales                                    -               -            15,538
    Gas transportation                           -               -             4,901
    Other                                        -            (604)(c)         5,942
                                       ------------    ------------      ------------
                                           207,748        (106,467)          363,884
                                       ------------    ------------      ------------

Operating Costs and Expenses:
    Gas purchases - utility                      -         (35,323)(b)(c)     58,669
    Gas purchases - marketing              203,735         (70,514)(b)       133,221
    Operating and general                    1,382            (690)(c)        59,790
    Unusual items                                -               -           111,288
    Depreciation, depletion and
      amortization                             109               -            45,869
    Taxes, other than income                    62               -             8,515
                                       ------------    ------------      ------------
                                           205,288        (106,527)          417,352
                                       ------------    ------------      ------------
        Operating Income (Loss)              2,460              60           (53,468)
                                       ------------    ------------      ------------

Interest Expense:
    Interest on long-term debt                   -               -            24,089
    Intercompany interest                      (14)              -                 -
    Other interest charges                      30               -             1,588
    Interest capitalized                         -               -            (2,447)
                                       ------------    ------------      ------------
                                                16               -            23,230
                                       ------------    ------------      ------------

Other Income (Expense)                           -         (14,060)(c)(d)      1,997
                                       ------------    ------------      ------------

Income (Loss) Before Provision (Benefit)
    for Income Taxes                         2,444         (14,000)          (74,701)

Provision (Benefit) for Income Taxes           912               -           (28,905)
                                       ------------    ------------      ------------

Extraordinary Loss due to early
    Retirement of L-T Debt
    (Net of Tax)                                 -               -              (891)

        Net Income (Loss)              $     1,532     $   (14,000)      $   (46,687)
                                       ============    ============      ============

(b) To eliminate intercompany sales and purchases.
(c) To eliminate intercompany income and expense items.
(d) To eliminate intercompany dividends.

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2000

(in thousands)
                                                                                Southwestern   Diamond                 Southwestern
                                       Southwestern  Arkansas                   Energy         "M"          A.W.       Energy
                                       Energy        Western Gas                Production     Production   Realty     Pipeline
                                       Company       Company      SEECO, Inc.   Company        Company      Company    Company
                                       ------------  -----------  -----------   ------------   ----------   --------   ------------
Assets

Current Assets:
    Cash                               $     1,489   $     846    $        -    $        50    $       -    $     -    $         -
    Accounts receivable                        288      36,349         3,028         16,468          158          3              -
    Intercompany accounts receivable        64,612           -       (44,475)        (6,826)         761       (797)       (10,314)
    Income taxes receivable                    265           -             -              -            -          -              -
    Inventories, at average cost                 -      10,339         6,661              -            -          -              -
    Other                                    1,613      14,275            (3)           280           (3)         1              -
                                       ------------  ----------   -----------   ------------   ----------   --------   ------------
        Total Current Assets                68,267      61,809       (34,789)         9,972          916       (793)       (10,314)
                                       ------------  ----------   -----------   ------------   ----------   --------   ------------

Investments:
    Investment in subsidiaries, at cost    417,967           -             -              -            -          -              -
    Other                                        -           -             -              -            -         49         15,525
                                       ------------  ----------   -----------   ------------   ----------   --------   ------------
                                           417,967           -             -              -            -         49         15,525
                                       ------------  ----------   -----------   ------------   ----------   --------   ------------

Property, Plant and Equipment:
    Oil and gas properties, using the
        full cost method                         -           -       272,711        591,974        7,338          -              -
    Gas utility system                           -     190,893             -              -            -          -              -
    Gas in underground storage                   -      11,818        16,049              -            -          -              -
    Other                                   15,427         878           233          5,076            -      5,939              -
                                       ------------  ----------   -----------   ------------   ----------   --------   ------------
                                            15,427     203,589       288,993        597,050        7,338      5,939              -
    Less - Accumulated depreciation,
        depletion and amortization          11,987      80,707       150,214        305,947        4,660        895              -
                                       ------------  ----------   -----------   ------------   ----------   --------   ------------
                                             3,440     122,882       138,779        291,103        2,678      5,044              -
                                       ------------  ----------   -----------   ------------   ----------   --------   ------------

Other Assets                                 7,625       4,119           168            903           25          2              -
                                       ------------  ----------   -----------   ------------   ----------   --------   ------------

                                       $   497,299   $ 188,810    $  104,158    $   301,978    $   3,619    $ 4,302    $     5,211
                                       ============  ==========   ===========   ============   ==========   ========   ============

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2000
(in thousands)

                                       Southwestern
                                       Energy
                                       Services
                                       Company       Eliminations   Consolidated
                                       ------------  ------------   ------------
Assets
Current Assets:
    Cash                               $         1   $         -    $     2,386
    Accounts receivable                     20,747             -         77,041
    Intercompany accounts receivable        (2,961)            -              -
    Income taxes receivable                      -             -            265
    Inventories, at average cost                 -             -         17,000
    Other                                        -             -         16,163
                                       ------------  ------------   ------------
        Total Current Assets                17,787             -        112,855
                                       ------------  ------------   ------------

Investments:
    Investment in subsidiaries, at cost          -      (417,967)(a)          -
    Other                                        -             -         15,574
                                       ------------  ------------   ------------
                                                 -      (417,967)        15,574
                                       ------------  ------------   ------------

Property, Plant and Equipment:
    Oil and gas properties, using the
        full cost method                         -             -        872,023
    Gas utility system                           -             -        190,893
    Gas in underground storage                   -             -         27,867
    Other                                      387             -         27,940
                                       ------------  ------------   ------------
                                               387             -      1,118,723
    Less - Accumulated depreciation,
        depletion and amortization             206             -        554,616
                                       ------------  ------------   ------------
                                               181             -        564,107
                                       ------------  ------------   ------------

Other Assets                                     -             -         12,842
                                       ------------  ------------   ------------

                                       $    17,968   $  (417,967)   $   705,378
                                       ============  ============   ============

(a) To eliminate investment in subsidiaries.

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET (continued)
DECEMBER 31, 2000
(in thousands)
                                                                                 Southwestern  Diamond                 Southwestern
                                       Southwestern  Arkansas                    Energy        "M"          A.W.       Energy
                                       Energy        Western Gas                 Production    Production   Realty     Pipeline
                                       Company       Company       SEECO, Inc.   Company       Company      Company    Company
                                       ------------  -----------   -----------   ------------  ----------   --------   ------------
Liabilities and Shareholders' Equity
Current Liabilities:
    Short-term debt                    $   171,000   $        -    $        -    $         -   $       -    $     -    $         -
    Accounts payable                        12,422       12,743         8,929          7,319         110          -              -
    Taxes payable                              558        2,918           386            108           -         66              -
    Interest payable                         2,657          150             -              -           -          -              -
    Customer deposits                            -        4,799             -              -           -          -              -
    Other                                  (10,557)      11,946           144            626           -          -              -
                                       ------------  -----------   -----------   ------------  ----------   --------   ------------
          Total Current Liabilities        176,080       32,556         9,459          8,053         110         66              -
                                       ------------  -----------   -----------   ------------  ----------   --------   ------------

Long-Term Debt, less current
    portion                                225,000       64,658             -              -           -          -              -
                                       ------------  -----------   -----------   ------------  ----------   --------   ------------
Other Liabilities:
    Deferred income taxes                  (54,507)      19,966        44,127         74,842        (523)       444         11,720
    Deferred investment tax credits              -        1,314             -              -           -          -              -
    Other                                      450          527             -            795           -          -              -
                                       ------------  -----------   -----------   ------------  ----------   --------   ------------
                                           (54,057)      21,807        44,127         75,637        (523)       444         11,720
                                       ------------  -----------   -----------   ------------  ----------   --------   ------------

Shareholders' Equity:
    Common stock                             2,774       24,214         8,244              1           -          1              2
    Additional paid-in capital              20,220       29,000        22,000        253,545       6,999      1,728          7,573
    Retained earnings                      157,338       16,575        20,328        (35,258)     (2,967)     2,063        (14,084)
    Common stock in treasury, at cost      (28,485)           -             -              -           -          -              -
    Unamortized cost of restricted
        shares issued under stock
        incentive plan                      (1,571)           -             -              -           -          -              -
                                       ------------  -----------   -----------   ------------   ---------   --------   ------------
                                           150,276       69,789        50,572        218,288       4,032      3,792         (6,509)
                                       ------------  -----------   -----------   ------------   ---------   --------   ------------

                                       $   497,299    $ 188,810    $  104,158    $   301,978    $  3,619    $ 4,302    $     5,211
                                       ============  ===========   ===========   ============   =========   ========   ============

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET (continued)
DECEMBER 31, 2000
(in thousands)

                                       Southwestern
                                       Energy
                                       Services
                                       Company         Eliminations   Consolidated
                                       ------------    ------------   ------------
Liabilities and Shareholders' Equity
Current Liabilities:
    Short-term debt                    $         -     $         -    $   171,000
    Accounts payable                        12,781               -         54,304
    Taxes payable                              310               -          4,346
    Interest payable                             -               -          2,807
    Customer deposits                            -               -          4,799
    Other                                      470               -          2,629
                                       ------------    ------------   ------------
          Total Current Liabilities         13,561               -        239,885
                                       ------------    ------------   ------------

Long-Term Debt, less current
    portion                                      -         (64,658)(a)    225,000
                                       ------------    ------------   ------------

Other Liabilities:
    Deferred income taxes                       48               -         96,117
    Deferred investment tax credits              -               -          1,314
    Other                                        -               -          1,772
                                       ------------    ------------   ------------
                                                48               -         99,203
                                       ------------    ------------   ------------

Shareholders' Equity:
    Common stock                                 2         (32,464)(a)      2,774
    Additional paid-in capital                   -        (320,845)(a)     20,220
    Retained earnings                        4,357               -        148,352
    Common stock in treasury, at cost            -               -        (28,485)
    Unamortized cost of restricted
        shares issued under stock
        incentive plan                           -               -         (1,571)
                                       ------------    ------------   ------------
                                             4,359        (353,309)       141,290
                                       ------------    ------------   ------------

                                       $    17,968     $  (417,967)   $   705,378
                                       ============    ============   ============

(a) To eliminate investment in subsidiaries.

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2000
(in thousands)

                                                                                 Southwestern  Diamond                 Southwestern
                                       Southwestern  Arkansas                    Energy        "M"          A.W.       Energy
                                       Energy        Western Gas                 Production    Production   Realty     Pipeline
                                       Company       Company       SEECO, Inc.   Company       Company      Company    Company
                                       ------------  -----------   -----------   ------------  ----------   --------   ------------

RETAINED EARNINGS, beginning of year   $   156,190   $   22,797    $   73,806    $   (44,391)  $  (2,640)   $ 1,688    $   (12,232)

Net income (loss)                            4,152        7,778       (53,478)         9,133        (327)       375         (1,852)

Cash dividends                              (3,004)     (14,000)            -              -           -          -              -
                                       ------------  -----------   -----------   ------------  ----------   --------   ------------

RETAINED EARNINGS, end of year         $   157,338   $   16,575    $   20,328    $   (35,258)  $  (2,967)   $ 2,063    $   (14,084)
                                       ============  ===========   ===========   ============  ==========   ========   ============

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2000
(in thousands)

                                       Southwestern
                                       Energy
                                       Services
                                       Company        Eliminations    Consolidated
                                       ------------   ------------    ------------

RETAINED EARNINGS, beginning of year   $     2,825    $         -     $   198,043

Net income (loss)                            1,532        (14,000)(d)     (46,687)

Cash dividends                                   -         14,000 (d)      (3,004)
                                       ------------   ------------    ------------

RETAINED EARNINGS, end of year         $     4,357    $         -     $   148,352
                                       ============   ============    ============

(d) To eliminate intercompany dividends.